EXHIBIT 12

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
(in thousands)	2015	2014	2013	2012	2011

Pretax income from continuing operations (1)	$89,769	$53,062	$44,243	$37,446	$38,849

Fixed charges
Interest expense	7,834	7,480	1,973	2,177	1,719
Debt issuance cost	1,564	3,290	319	67	135
Total fixed charges (2)	9,398	10,770	2,292	2,244	1,854

Noncontrolling interest in pretax income (3)	-	-	876	5,381	6,906
Capitalized interest (4)	2,875	2,530	1,973	2,177	1,713

Earnings ((1) + (2) -(3) -(4))	96,292	61,302	43,686	32,132	32,084
Fixed charges	9,398	10,770	2,292	2,244	1,854

Ratio of earnings to fixed charges	10.2	5.7	19.1	14.3	17.3